Katherine R. Kelly Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-546-9966 katherine.kelly@bms.com

August 13, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-01136

Dear Mr. Rosenberg:

We have received the comment letter (the “Comment Letter”) dated August 9, 2013 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2012. We are submitting this letter to confirm our conversation with your colleague, Mr. James Peklenk, on August 12, 2013 regarding the timing of our response to your comments. We anticipate providing a complete response by September 9, 2013.

Sincerely,

/s/ Katherine R. Kelly Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company Sandra Leung, Bristol-Myers Squibb Company